Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
MedEquities Realty Trust, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-206490) on Form S-8 of MedEquities Realty Trust, Inc. of our report dated February 27, 2017, with respect to the consolidated balance sheets of MedEquities Realty Trust, Inc. as of December 31, 2016 and 2015, and the related consolidated statements of operations, equity, and cash flows for each of the years in the two-year period ended December 31, 2016 and for the period from April 23, 2014 (inception) to December 31, 2014, and all related financial statement schedules, which report appears in the December 31, 2016 annual report on Form 10-K of MedEquities Realty Trust, Inc.

/s/ KPMG LLP

Atlanta, Georgia
February 27, 2017